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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.: 1

Name of Issuer:  Alyn Corporation

Title of Class of Securities:  Common Stock, $.001 par value

CUSIP Number:  022611107

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

     Mr. Peter J. Cobos c/o Kingdon Capital Management, LLC
 152 West 57th Street, New York, New York 10019, (212) 333-0100

     (Date of Event which Requires Filing of this Statement)

                           May 3, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 022611107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Capital Management, LLC

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         3,235,455

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         3,235,455

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         3,235,455

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         26.7%

14. Type of Reporting Person

         CO

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CUSIP No. 022611107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         M. Kingdon Offshore NV

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Netherlands Antilles

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         2,095,673

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         2,095,673

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         2,095,673

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         17.28%

14. Type of Reporting Person

         CO

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CUSIP No. 022611107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         569,891

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         569,891

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         569,891

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         4.7%

14. Type of Reporting Person

         PN

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CUSIP No. 022611107

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Kingdon Associates, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         569,891

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         569,891

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         569,891

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)

         4.7%

14. Type of Reporting Person

         PN

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Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $.001 per share (the "Common Stock") of Alyn Corporation ("ALYN"). ALYN's principal executive office is located at 16871 Noyes Ave, Irvine, California 92606.

Item 2.  Identity and Background.

         This statement is being filed on behalf of Kingdon Capital Management, LLC ("KCMC"), a Delaware limited liability company, M. Kingdon Offshore NV, a Netherlands Antilles corporation (the "Offshore Fund"), and Kingdon Partners, L.P. and Kingdon Associates, L.P., each of which is a Delaware investment limited partnership (the "Partnerships," and, together with KCMC and the Offshore Fund, the "Reporting Persons"). KCMC's principal business is to act as an investment adviser and it acts as investment adviser or general partner to the Offshore Fund and the Partnerships. The principal office of KCMC and the Partnerships is at 152 West 57th Street, New York, New York 10019. The principal office of the Offshore Fund is located at c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Harbour Centre, George Town, Grand Cayman, Cayman Islands.

         Mr. Mark Kingdon is the sole Managing Member of KCMC. None of Mr. Kingdon or the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Mr. Kingdon or the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Kingdon is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, KCMC is deemed to beneficially own 3,235,455 shares of Common Stock, the Offshore Fund owns 2,095,673 shares of Common Stock and each of the Partnerships owns 569,891 shares of Common Stock. All 3,235,455 shares of Common Stock are held by entities and managed accounts over which KCMC has investment discretion. The 3,235,455 shares of Common Stock deemed

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         to be owned by KCMC were purchased in private
         transactions at an aggregate cost of $8,932,963. The shares owned by the Offshore Fund and the Partnerships were also purchased in private transactions, at an aggregate cost of $5,448,160.46 for the Offshore Fund and 820,526.50 for each of the Partnerships. The funds for the purchase of the Common Stock held in the entities and managed accounts over which KCMC has investment discretion have come from each entity's or account's own funds. No leverage was used to purchase any shares.

Item 4.  Purpose of Transactions.

         The purpose of this amendment is to disclose a change in ownership percentage of greater than 1%, as a result of share issuances by the Issuer. The shares of Common Stock deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

         None of the Reporting Persons has a plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, KCMC is deemed to be the beneficial owner of 3,235,455 shares of Common Stock, the Offshore Fund owns 2,095,673 shares of Common Stock and each of the Partnerships owns 569,891 shares of Common Stock. Based on information received from the Company, as of September 30, 1999 there were 12,122,403 shares of Common Stock outstanding. Therefore, KCMC may be deemed to beneficially own 26.7%, the Offshore Fund owns 17.2% and each of the Partnerships owns 4.7% of the outstanding shares of Common Stock. Each of the Reporting Persons has the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that it is currently deemed to beneficially own.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         None of the Reporting Persons has a contract, arrangement, understanding or relationship with any person with respect to the Common Stock.

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Item 7.  Material to be Filed as Exhibits.

    1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities
         Exchange Act of 1934 is filed herewith as Exhibit A.
















































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    Signature

         The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


Date

January 11, 2000

    KINGDON CAPITAL MANAGEMENT, LLC

    /s/ Peter J. Cobos
    __________________
    By: Peter J. Cobos
    Title: Chief Financial Officer


    M. KINGDON OFFSHORE NV

    By: Kingdon Capital Management, LLC,
        Investment Manager

         /s/ Peter J. Cobos
         __________________
         By: Peter J. Cobos
         Title: Chief Financial Officer

    KINGDON ASSOCIATES, L.P.

    By: Kingdon Capital Management, LLC,
        General Partner

         /s/ Peter J. Cobos
         __________________
         By: Peter J. Cobos
         Title: Chief Financial Officer

    KINGDON PARTNERS, L.P.

    By: Kingdon Capital Management, LLC,
        General Partner

         /s/ Peter J. Cobos
         __________________
         By: Peter J. Cobos
         Title: Chief Financial Officer




                               13

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                                                        Exhibit A
                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

January 11, 2000 relating to the common stock of Alyn

Corporation shall be filed on behalf of the undersigned.



                             KINGDON CAPITAL MANAGEMENT, LLC

                             /s/ Peter J. Cobos
                             __________________
                             By: Peter J. Cobos
                             Title: Chief Financial Officer


                             M. KINGDON OFFSHORE NV

                             By: Kingdon Capital Management, LLC
                                 Investment Manager

                             /s/ Peter J. Cobos
                             __________________
                             By: Peter J. Cobos
                             Title: Chief Financial Officer

                             KINGDON ASSOCIATES, L.P.

                             By: Kingdon Capital Management, LLC
                                 General Partner

                             /s/ Peter J. Cobos
                             __________________
                             By: Peter J. Cobos
                             Title: Chief Financial Officer

                             KINGDON PARTNERS, L.P.

                             By: Kingdon Capital Management, LLC
                                 General Partner

                             /s/ Peter J. Cobos
                             __________________
                             By: Peter J. Cobos
                             Title: Chief Financial Officer




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